[Sutherland Asbill & Brennan LLP Letterhead]

January 29, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           Priority Senior Secured Income Fund, Inc.
File Nos. 333-182941 and 811-22725

Dear Mr. Di Stefano:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on January 18, 2013 regarding (i) Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”) filed with the Commission on November 13, 2012, and the prospectus (the “Prospectus”) and statement of additional information (the “Statement of Additional Information”) included therein, and (ii) the Fund’s letters addressed to the Staff, dated November 13, 2012 and December 4, 2012, respectively, responding to comments provided by the Staff (the “Response Letters”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.  Where revisions to the Prospectus are referenced in the Fund’s responses below, such revisions are reflected in the marked pages attached hereto.

General

1.              We note the references throughout the Prospectus to the Fund’s proposed share repurchase program.  Please revise the disclosure throughout the Prospectus, where appropriate, to clarify that any such repurchases will be conducted as part of an issuer tender offer that complies with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Vincent J. Di Stefano, Esq.

January 29, 2013

Response: The Fund has revised the disclosure set forth in the “Summary” and “Share Repurchase Program” sections of the Prospectus, in response to the Staff’s comment.

2.              We note that the Fund’s share repurchase program appears to require that a stockholder maintain at least a $5,000 minimum balance after any repurchase request, to the extent such stockholder only elects to have a portion of his or her shares repurchased by the Fund. Such a limitation appears to violate the “all-holders” requirement applicable to issuer tender offers under Rule 13e-4(f)(8).  Please revise the disclosure throughout the Prospectus to eliminate the reference to such a minimum balance.

Response: The Fund advises the Staff on a supplemental basis that because each of the Fund’s stockholders will be entitled to participate in each repurchase offer pursuant to the Fund’s share repurchase program, regardless of the value of the shares then currently held by such stockholder, the Fund does not believe that the imposition of a minimum balance on partial tenders would violate the requirements of Rule 13e-4(f)(8) under the Exchange Act.  Specifically, the share repurchase program’s minimum balance requirement applies only to partial tenders, but does not in any way limit the ability of each stockholder to tender all of their outstanding shares in connection with each repurchase offer, regardless of whether or not they hold less than $5,000 of the Fund’s shares.  In short, each stockholder is entitled to participate in the same manner and to the same extent as each of the Fund’s other stockholders.  The Fund notes that similar minimum balance requirements have in the past been imposed in connection with share repurchase programs involving periodic tender offers implemented by similarly-structured non-traded business development companies, including FS Investment Corp. (SEC File No. 814-00757), FS Investment Corp. II (SEC File No. 814-00926) and FS Energy and Power Fund (SEC File No. 814-00841).

3.              We note that certain affiliates of Prospect Capital Corporation, a publicly-traded business development company, will also be involved in the management of the Fund.  Please revise the disclosure set forth in the “Risk Factors” section of the Prospectus, as well as in the “Certain Relationships and Related Party Transactions” section of the Statement of Additional Information, to highlight the risks posed by such an affiliation, including the impact of and potential for joint-transaction issues under the Investment Company Act of 1940, as amended.  In addition, please clarify how such investment opportunities will be allocated among the Fund and its affiliates, including Prospect Capital Corporation, and how such conflicts of interest will be resolved.

Response: The Fund has revised the disclosure set forth in the “Summary” and “Risk Factors” sections of the Prospectus, as well as in the “Certain Relationships and Related Party Transactions” section of the Statement of Additional Information, in response to the Staff’s comment.

4.              We note references throughout the Prospectus to the Fund’s “estimated” net asset value.  Please revise the disclosure throughout the Prospectus to eliminate the word “estimated” when referring to the Fund’s net asset value.

Vincent J. Di Stefano, Esq.

January 29, 2013

Response: The Fund has revised the disclosure throughout the Prospectus in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                M. Grier Eliasek, Prospect Capital Management LLC

Stanton Eigenbrodt, Behringer Harvard Holdings, LLC